EXHIBIT 12.1

MAXIM INTEGRATED PRODUCTS, INC.
Statement of Ratio of Income to Fixed Charges
(Dollar amounts in millions)

	Years ended				
	June 27 2015	June 28 2014	June 29 2013	June 30 2012	June 25 2011
Income before provision for income taxes	246.2	409.2	570.3	532.7	661.7
Fixed Charges:					
Interest portion of rental expense	0.5	0.5	0.5	0.9	0.6
Interest expense	32.5	27.0	16.4	13.1	11.1
Amortized premiums, discounts and capitalized expenses related to the debt	2.4	2	1.1	0.7	0.7
Total fixed charges	$ 35.4	$ 29.5	$ 18.0	$ 14.7	$ 12.4
Ratio of income to fixed charges	8x	15x	33x	37x	54x